Chartered Accountants

A Partnership of Incorporated Professionals

August 27, 2004

Grant Thornton LLP

Royal Centre

2800-1055 West Georgia Street

Vancouver, BC

V6E 4N3

Attention: Mark Zastre, C.A.

Dear Sirs:

     AMS Homecare Inc. has requested that you provide your opinion relating to the consolidated balance sheet of AMS Homecare Inc. as of February 28, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended for use in a Form 20-F that AMS Homecare Inc. expects to file with the Securities and Exchange Commission.

     In connection with the above request, we advise you that during our audit of the consolidated financial statements of AMS Homecare Inc. as of February 29, 2004 and for the year then ended and our subsequent events procedures (including reading the Form 20-F and obtaining representations from AMS Homecare Inc.’s counsel in accordance with AICPA Statement on Auditing Standards No. 12) through the date of this letter, nothing came to our attention that we believe would have a material effect on, or require disclosure in, the consolidated financial statements of AMS Homecare Inc. as of February 28, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended on which you reported under date of May 2, 2003, except as to Note 17, which was dated June 5, 2003.

     Should anything come to our attention prior to the effective date of the Form 20-F that leads us to believe that the financial statements of AMS Homecare Inc. audited by you may require revision, we shall notify you.

     This letter is solely for your information. It is not to be quoted or referred to in your reissued report and is not to be made available outside your firm other than to an officer or director of AMS Homecare Inc.

Yours very truly,

Cinnamon Jang Willoughby & Company

“Ron Miller”

Per: R.D. Miller